UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

TELEFÓNICA DE ARGENTINA, S.A.

(Name of Issuer)

Class B Ordinary Shares

(Title of Class of Securities)

879378206

(CUSIP Number)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 1997

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject Class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 879378206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

TELEFÓNICA, S.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) No

6.	Citizenship or Place of Organization SPAIN

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 1,091,847,170 Class A shares 619,902,458 Class B shares (including Class B shares represented by ADSs)

	9.	Sole Dispositive Power 1,091,847,170 Class A shares 619,902,458 Class B shares (including Class B shares represented by ADSs)

	10.	Shared Dispositive Power

11.

Aggregate Amount Beneficially Owned by Each Reporting Person

Telefonica S.A. (TSA) indirectly owns 1,091,847,170 Class A shares and 619,902,458 Class B shares (including Class B shares represented by Class B ADSs).

TSA directly owns

  99.96% of Telefónica Holding de Argentina, S.A. (THA), which in turn holds 50% of Compañía Internacional de Telecomunicaciones, S.A. (COINTEL),
  100% of Telefónica Internacional, S.A. (TISA), which owns 12.67% of COINTEL and 100% of Telefónica International Holding, B.V. (TIHBV), which owns 37.33% of COINTEL.

  COINTEL owns 1,091,847,170 Class A shares and 40,200,000 Class B shares. TISA owns 563,159,448 Class B shares. TIHBV owns 16,542,991 Class B shares.

  Class A shares have 5 votes per share. Class B shares have 1 vote per share. Class B ADSs represent 10 Class B shares.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) Class A shares: 100% Class B shares: 94.75% Total votes: 98.03%

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

This statement relates to Class A shares (5 votes per share), Class B shares (1 vote per share), and Class B ADSs (each representing 10 Class B shares, of Telefónica de Argentina, Avda Ingeniero Huergo 723, C1107AOH - Buenos Aires, Argentina.

Item 2.	Identity and Background
	(a)	TELEFÓNICA, S.A.
	(b)	Gran Vía 28, 28013 Madrid, Spain
	(c)	Delivery and exploitation of any and all kinds of public and private telecommunication services
	(d)	No
	(e)	No
	(f)	SPAIN

Set forth on Schedule 1 hereto is the following information required by Item 2 with respect to (i) each executive officer and director of the reporting person; (ii) each person controlling the reporting person, and (iii) each executive officer and director of any corporation or other person ultimately in control of the reporting person: (a) name, (b) residence or business address, (c) present principal occupation or employment and name, principal business and address of any corporation or other organization in which such occupation or employment is conducted, (d) to the best of the reporting person's knowledge, whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), (e) to the best of the reporting person's knowledge, whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, and (f) citizenship. Schedule 1 is incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration

The acquisitions of shareholdings in Telefónica de Argentina, S.A were made through COINTEL which was the successful bidder for 60% of TASA. From then onwards TISA has undertaken the following investments in COINTEL:

On November 1990 TISA acquired 10% of Cointel.

In July 1991 TISA acquired 0.13% of COINTEL as the result of the acquisition of VENEGAS shares.

In July 1993 TISA acquired 13.46% of COINTEL from BANCO CENTRAL HISPANO.

In July 1993 TISA acquired 5.24 % of COINTEL from SOCIEDAD COMERCIAL DE LA PLATA.

In November 1994 TIHBV transferred 20% of ENTEL to Chemical in exchange for 4.33% of COINTEL.

In April 1997 TISA acquired 4.17% of COINTEL from ARAB BANKING in exchange for US$ 127 million. This operation was financed by a US$ 127 million loan granted to TIHBV by BANCO BILBAO VIZCAYA. It also acquired 4.16% of COINTEL from BANK OF TOKYO in exchange for US$ 140 million financed by a loan granted by TELEFÓNICA DE ESPAÑA to TISA

In April 1997 TISA acquired 8.31% of COINTEL from INVERSORAS CATALINAS in exchange for US$ 281 million financed by a US$ 235 million loan granted to TISA and a deposit in a dollar account for the remainder, and also acquired 0.20% of COINTEL in exchange for US$ 6 million in cash.

Thus, at the end of 1997 TISA owned 50% of COINTEL in exchange for US$ 951 million. As COINTEL owned 51% of TASA, TISA held an economic interest of 25.5% in TASA.

In May 1999 TASA reduced its share capital in US$ 757 million through the acquisition of shares held by employees. As a result, COINTEL's shareholding in TASA increased from 51 % to 56.54%, thus, TISA at this moment had an indirect economic interest of 27.21% of TASA.

In July 2002 TELEFONICA undertook a tender offer for 100% of the capital stock of TASA. As a result of this operation Telefónica acquired 44.27% of TASA. At December 31 2002 TISA increased its shareholding in TASA to 92.87% through the acquisition of 80.91% of CEI Citicorp Holdings, SA., whose main assets were its 50% holding in Cointel (which in turn owned 52.8% of TASA), At December 2002 TELEFÓNICA S.A owned directly and indirectly 98% of TASA.

Item 4.	Purpose of Transaction

These acquisitions were part of the overall strategy of the Telefonica Group to continue and expand reorganization of its business, to permit managerial and operational consolidation of business lines and to enhance its strategic and competitive position in Argentina. Its objective was to accelerate the process of creating and continuing the development of separate but affiliated, business units.

Item 5.	Interest in Securities of the Issuer
(a)

619,902,458 Class A shares or 100% of Class A shares
1,091,847,170 Class B shares or 94.75% of Class B shares

TSA directly owns

  99.96% of Telefónica Holding de Argentina, S.A. (THA) which in turn holds 50% of Compañía Internacional de Telecomunicaciones, S.A. (COINTEL),
  100% of Telefónica Internacional, S.A. (TISA), which owns 12.67% of COINTEL and 100% of Telefónica International Holding, B.V. (TIHBV), which owns 37.33% of COINTEL.

  COINTEL owns 1,091,847,170 Class A shares and 40,200,000 Class B shares. TISA owns 563,159,448 Class B shares. TIHBV owns 16,542,991 Class B shares.

  Class A shares have 5 votes per share. Class B shares have 1 vote per share. Class B ADSs represent 10 Class B shares.

	(b)	Shared power to vote and dispose: 1,091,847,170 Class A shares 619,902,458 Class B shares (including Class B shares represented by ADSs)
	(c)	No
	(d)	No
	(e)	Not applicable
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not applicable
Item 7.	Material to Be Filed as Exhibits
Not applicable

  Signature

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TELEFÓNICA, S.A.
/s/ Antonio Alonso Ureba
Antonio Alonso Ureba
General Counsel

  SCHEDULE 1

  TELEFÓNICA, S.A.
(a)	Mr. César Alierta Izuel
(b)	c/o Gran Vía 28, 28013 Madrid, Spain
(c)	Chief Executive Officer
(d)	No
(e)	No
(f)	SPAIN

(a)	Mr. Fernando Abri-Martorell
(b)	c/o Gran Vía 28, 28013 Madrid, Spain
(c)	Chief Operating Officer
(d)	No
(e)	No
(f)	SPAIN

(a)	Mr. Isidro Fainé Casas
(b)	c/o Gran Vía 28, 28013 Madrid, Spain
(c)	General Manager of Caja de Ahorros y Pensiones de Barcelona "La Caixa"
(d)	No
(e)	No
(f)	SPAIN

(a)	Mr. José Antonio Fernández Rivero
(b)	c/o Gran Vía 28, 28013 Madrid, Spain
(c)	General Manager BBVA
(d)	No
(e)	No
(f)	SPAIN

(a)	Mr. Fernando de Almansa Moreno-Barreda
(b)	c/o Gran Vía 28, 28013 Madrid, Spain
(c)	International affairs advisor
(d)	No
(e)	No
(f)	SPAIN

(a)	Mr. José Cadenato Matía
(b)	c/o Gran Vía 28, 28013 Madrid, Spain
(c)	General Manager BBVA
(d)	No
(e)	No
(f)	SPAIN

(a)	Mr. Maximino Carpio García
(b)	c/o Gran Vía 28, 28013 Madrid, Spain
(c)	Manager of Telefónica Móviles, S.A., Member of the Spanish economic and social committee and Professor of Economics of the Autonoma University of Madrid
(d)	No
(e)	No
(f)	SPAIN

(a)	Mr. Carlos Colomer Casellas
(b)	c/o Gran Vía 28, 28013 Madrid, Spain
(c)	Chairman of the Colomer Group
(d)	No
(e)	No
(f)	SPAIN

(a)	Mr. Alfonso Ferrari Herrero
(b)	c/o Gran Vía 28, 28013 Madrid, Spain
(c)	Director of CTC Chile
(d)	No
(e)	No
(f)	SPAIN

(a)	Mr. José Fonollosa García
(b)	c/o Gran Vía 28, 28013 Madrid, Spain
(c)	General Manager BBVA
(d)	No
(e)	No
(f)	SPAIN

(a)	Mr. Gonzalo de Hinojosa Fernández Angulo
(b)	c/o Gran Vía 28, 28013 Madrid, Spain
(c)	Chairman of Cortefiel
(d)	No
(e)	No
(f)	SPAIN

(a)	Mr. Miguel Horta e Costa
(b)	c/o Gran Vía 28, 28013 Madrid, Spain
(c)	Chairman of Portugal Telecom.
(d)	No
(e)	No
(f)	SPAIN

(a)	Mr. Pablo Isla Alvarez de Tejera
(b)	c/o Gran Vía 28, 28013 Madrid, Spain
(c)	Chairman of Altadis
(d)	No
(e)	No
(f)	SPAIN

(a)	Mr. Luis Lada Díaz
(b)	c/o Gran Vía 28, 28013 Madrid, Spain
(c)	General Manager of Telefónica, S.A.
(d)	No
(e)	No
(f)	SPAIN

(a)	Mr. Antonio Massanell Lavilla
(b)	c/o Gran Vía 28, 28013 Madrid, Spain
(c)	Senior Executive Vice-President of Caja de Ahorros y Pensiones de Barcelona "La Caixa"
(d)	No
(e)	No
(f)	SPAIN

(a)	Mr. Enrique Used Aznar
(b)	c/o Gran Vía 28, 28013 Madrid, Spain
(c)	Chairman of Amper, S.A.
(d)	No
(e)	No
(f)	SPAIN

(a)	Mr. Mario Eduardo Vázquez
(b)	c/o Gran Vía 28, 28013 Madrid, Spain
(c)	Chairman of Telefónica de Argentina, S.A.
(d)	No
(e)	No
(f)	SPAIN

(a)	Mr. Antonio Viana-Baptista
(b)	c/o Gran Vía 28, 28013 Madrid, Spain
(c)	Chairman Chief Executive Officer of Telefónica Móviles, S.A.
(d)	No
(e)	No
(f)	SPAIN

(a)	Mr. Gregorío Villalabeitia Galarraga
(b)	c/o Gran Vía 28, 28013 Madrid, Spain
(c)	General Manager BBVA
(d)	No
(e)	No
(f)	SPAIN

(a)	Mr. Antonio Jesús Alonso Ureba
(b)	c/o Gran Vía 28, 28013 Madrid, Spain
(c)	General Secretary and Secretary of the Board of Telefónica, S.A.
(d)	No
(e)	No
(f)	SPAIN